UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
 (Amendment No.  )*
 StoneMor Partners L.P.

(Name of Issuer)
Common Units Representing Limited Partnership Interests

(Title of Class of Securities)
86183Q100

(CUSIP Number)
Ricardo Mosquera, 1330 Avenue of the Americas, Sixth Floor New York, NY  10019 (P) 212-356-6137
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
 September 30, 2017

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 9

CUSIP No. 86183Q100	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
Axar Capital Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,466,613

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,466,613

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,466,613

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 86183Q100	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
Axar GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,466,613

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,466,613

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,466,613

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. 86183Q100	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
Andrew Axelrod

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,466,613

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,466,613

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,466,613

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 86183Q100	13G	Page 5 of 10 Pages
Item 1.
(a)	Name of Issuer StoneMor Partners L.P.

(b)	Address of Issuer’s Principal Executive Offices 3600 Horizon Boulevard, Trevose, Pennsylvania, 19053
Item 2.
(a)
Name of Person Filing

 Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the following persons (collectively, the “Reporting Persons”) hereby file this Schedule 13G Statement to report the shares of Common Units (as defined herein) held on behalf of each of Axar Master Fund, Ltd., a Cayman Islands exempted company, and a separately managed account: Axar Capital Management, LP a Delaware limited partnership; Axar GP, LLC, a Delaware limited liability company; and Andrew Axelrod.  Axar Capital Management, LP serves as investment advisor of each of Axar Master Fund, Ltd and the separately managed account.  Axar GP, LLC is the sole general partner of Axar Capital Management, LP.  Andrew Axelrod is the sole member of Axar GP, LLC and is the managing partner, portfolio manager and majority control person of Axar Capital Management, LP.  In such capacities, the Reporting Persons may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of the shares of Common Stock reported herein.  The Reporting Persons are filing this statement jointly, in accordance with Rule 13d-1(k) under the Act. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

(b)	Address of the Principal Office or, if none, residence 1330 Avenue of the Americas, Sixth Floor New York, NY 10019

(c)	Citizenship Axar Capital Management, LP is a Delaware limited partnership. Axar GP, LLC is a Delaware limited liability company. Andrew Axelrod is a citizen of the United States of America.

(d)	Title of Class of Securities Common Units Representing Limited Partnership Interests (“Common Units”)

(e)	CUSIP Number 86183Q100
Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E). A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

CUSIP No. 86183Q100	13G	Page 6 of 10 Pages
Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.  All ownership information reported in this Item 4 is as of September 30, 2017.
Axar Capital Management, LP, Axar GP, LLC and Andrew Axelrod

(a)
Amount beneficially owned: 4,466,613 shares of Common Units, which amount includes 4,036,089 shares of Common Units held for the account of Axar Master Fund, Ltd. and 430,524 shares of Common Units held for the account of a separately managed account.

(b)	Percent of class: 11.8% (based on 37,957,482 shares of Common Units reported as outstanding as of August 24, 2017, according to the Issuer’s annual report on Form 10-K, filed September.)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote : 0

	(ii)	Shared power to vote or to direct the vote: 4,466,613

	(iii)	Sole power to dispose or to direct the disposition of 0

	(iv)	Shared power to dispose or to direct the disposition of 4,466,613
Item 5.  Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
See disclosure in Item 2 and Item 4 hereof.  Axar Master Fund, Ltd. is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the shares of Common Units reported herein that may be deemed to be beneficially owned by the Reporting Persons.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
See disclosure in Item 2 hereof.
Item 8.  Identification and Classification of Members of the Group.
Not Applicable.
Item 9.  Notice of Dissolution of Group.
Not Applicable.

CUSIP No. 86183Q100	13G	Page 7 of 10 Pages

Item 10.  Certification.
The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 86183Q100	13G	Page 8 of 10 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
10/6/2017
Date

Axar Capital Management, LP

By: Axar GP, LLC, its General Partner By: /s/ Andrew Axelrod
Signature

Andrew Axelrod, Sole Member of Axar GP, LLC
Name/Title

Axar GP, LLC

By: /s/ Andrew Axelrod
Signature

Andrew Axelrod, Sole Member
Name/Title

Andrew Axelrod

/s/ Andrew Axelrod
Signature

CUSIP No. 86183Q100	13G	Page 9 of 10 Pages
EXHIBIT INDEX
Ex.	Page No.

Joint Filing Agreement	10

CUSIP No. 86183Q100	13G	Page 10 of 10 Pages

EXHIBIT 1
JOINT FILING AGREEMENT
 PURSUANT TO RULE 13d-1(k)
The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Units Representing Limited Partnership Interests of StoneMor Partners L.P. dated as of October 6, 2017 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
10/6/2017
Date

Axar Capital Management, LP

By: Axar GP, LLC, its General Partner By: /s/ Andrew Axelrod
Signature

Andrew Axelrod, Sole Member of Axar GP, LLC
Name/Title

Axar GP, LLC

By: /s/ Andrew Axelrod
Signature

Andrew Axelrod, Sole Member
Name/Title

Andrew Axelrod

/s/ Andrew Axelrod
Signature